SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 ------------

                                   FORM 6-K

                                 ------------


                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For October 21, 2004



                        i-CABLE Communications Limited
            ------------------------------------------------------
                (Translation of registrant's name into English)




                                Cable TV Tower
                               9 Hoi Shing Road
                          Tsuen Wan, N.T., Hong Kong
            ------------------------------------------------------
                   (Address of principal executive offices)







(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



             Form 20-F       X          Form 40-F
                         ---------                ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


             Yes                        No            X
                         ---------                ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                [LOGO OMITTED]

                        i-CABLE COMMUNICATIONS LIMITED
              (Incorporated in Hong Kong with limited liability)
                               Stock Code: 1097


                       CONTINUING CONNECTED TRANSACTION


------------------------------------------------------------------------------
An agreement was entered into on 18th October, 2004 by iNL, a wholly-owned subsidiary of i-CABLE, with WTT, a wholly-owned subsidiary of Wharf, whereby iNL agreed to provide IP Point to WTT upon the terms and conditions therein contained.

As i-CABLE is a 67%-owned subsidiary of Wharf, the Agreement constitutes a continuing connected transaction for i-CABLE under the Listing Rules.

Since the total annual service fees under the Agreement receivable by the i-CABLE Group are subject to annual cap amounts of less than 2.5% of the applicable percentage ratios of i-CABLE, no independent shareholders' approval is required. Particulars of the Agreement will be included in the annual report and accounts of i-CABLE of each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.
------------------------------------------------------------------------------


INTRODUCTION

On 18th October, 2004, i-CABLE Network Limited ("iNL"), a wholly-owned subsidiary of i-CABLE Communications Limited ("i-CABLE", together with its subsidiaries the "i-CABLE Group"), entered into an agreement (the "Agreement") with Wharf T&T Limited ("WTT"), a wholly-owned subsidiary of The Wharf (Holdings) Limited ("Wharf", together with its subsidiaries the "Wharf Group"), whereby iNL agreed to provide to WTT Internet Protocol network point-of-presence ("IP Point"). Such IP Points are the IP service connection points at end-users' premises which, in conjunction with i-CABLE Group's fixed network infrastructure, are used by the i-CABLE Group for providing cable television service and broadband Internet access service to end-users.

Particulars of the Agreement

Date:                18th October, 2004

Parties:             iNL as the provider of IP Point and WTT as the user.

Service: IP Point to be provided, on a non-exclusive basis, through iNL's hybrid fibre coaxial cable network. WTT will make use of the IP Points to provide voice telephony service to its end-user customers.

Term: 3 years commencing on 18th October, 2004 with each party having the right to terminate the Agreement at the first or second anniversary by giving 3 months prior notice.

Service fee:         The service fee per month per IP Point is HK$25 net of
                     the following discounts (if applicable), payable in cash and on monthly basis:

                     Number of IP Points     Discount Rate

                     50,000 - 99,999         10%

                     100,000 - 149,999       10% for 50,000th IP Point to 99,999th IP Point
                                             20% for 100,000th IP Point to 149,999th IP Point

                     150,000 or above        10% for 50,000th IP Point to 99,999th IP Point
                                             20% for 100,000th IP Point to 149,999th IP Point
                                             30% from 150,000th IP Point onwards

Minimum purchase: 25,000 IP Points, applicable from 18th May, 2005 onwards.

Other Major Terms and Relevant Matters:

WTT shall be responsible for the installation, maintenance and repair of the cable modem and related equipment at its own expenses. As part of the whole deal, iNL and/or its nominated affiliate(s) shall have the right to provide any existing services such as broadband Internet access service and other new services (if any) by the use of WTT's equipment, without any consideration payable to WTT, for generating income for iNL itself. There is no capital commitment on the part of iNL under the Agreement. As estimated by the parties and on the basis of an internal forecast by iNL, the aggregate service fees received or receivable by iNL under the Agreement for the period from the commencement of the Agreement to 31st December, 2004 will be below the de minimis level under Rule 14A.33(3) of the Listing Rules. For the remaining period from 1st January, 2005 onwards, the aggregate service fees per year are estimated to exceed the abovementioned de minimis level. Therefore, the parties have agreed to adopt an annual cap amount for the service fees, as required by Rule 14A.35(2) of the Listing Rules, for each of the three financial years of i-CABLE ending 31st December, 2005, 2006 and 2007. Such annual cap amounts for those three financial years are HK$25 million, HK$40 million and HK$50 million respectively (the "Annual Cap Amounts), which are in line with iNL's internal forecasts based on an upside scenario.

Regarding the possible use of WTT's equipment to provide broadband Internet access service as mentioned above, the income that would be generated and earned by the i-CABLE Group is estimated to be about HK$142 per user per month, being in line with the average revenue per user per month for i-CABLE Group's existing broadband Internet access business during the first half of 2004.

REASONS FOR AND BENEFITS OF ENTERING INTO THE AGREEMENT

The principal business activities of the i-CABLE Group are the ownership and operation of advanced broadband distribution infrastructure, creation of multimedia contents and the provision of television and Internet services. WTT, a fixed telecommunications network operator in Hong Kong, is a member of the Wharf Group whose principal business are ownership of properties for letting, property development and investment, container terminals and communications, media and entertainment.

The Agreement will enable i-CABLE to leverage its investment in fixed network infrastructure (including the IP Points) to open a new revenue stream from Voice-over-Internet Protocol ("VoIP") telephony immediately, which is beneficial to the i-CABLE Group given that no income has previously been earned by the i-CABLE Group from such VoIP capability inherent in its infrastructure. In parallel, i-CABLE will explore other opportunities to enter into similar agreements with other operators, as well as the commercial feasibility of providing a retail service directly.

The directors, including independent non-executive directors, of i-CABLE are of the opinion that the terms of the Agreement (including the Annual Cap Amount) are on normal commercial terms with reference to the prevailing market conditions, namely, keen competition on the market from other voice telephony service providers and the level of fee (if any) in respect of comparable services available from other service providers, are fair and reasonable and are in the commercial interests of the i-CABLE Group and its shareholders. The transaction is entered into in the ordinary course of business of the i-CABLE Group in providing network-related services, after due negotiations on an arm's length basis with reference to the prevailing market conditions as mentioned above.

REGULATORY ASPECTS

Since i-CABLE is a 67%-owned subsidiary of Wharf, the transaction constitutes a continuing connected transaction for i-CABLE under the Listing Rules. As each of the Annual Cap Amounts under the Agreement is less than 2.5% of the applicable percentage ratios of i-CABLE, no independent shareholders' approval is required for this continuing connected transaction.

If, during the term of the Agreement, the aggregate service fees received/receivable by the i-CABLE Group from WTT in each financial year of i-CABLE exceed the Annual Cap Amounts, or there is a material change to the terms of the Agreement, i-CABLE will take necessary steps to ensure compliance with the Listing Rules.

Particulars of the transaction will be disclosed in the annual report and accounts of i-CABLE for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

As at the date of this announcement, the board of directors of i-CABLE comprises Mr. Stephen T. H. Ng, Mr. F. K. Hu, Mr. Quinn Y. K. Law, Mr. Victor
C. W. Lo, Dr. Dennis T. L. Sun, Mr. Samuel S. F. Wong, Mr. Anthony K. K. Yeung and Sir Gordon Y. S. Wu.

By Order of the Directors
Wilson W. S. Chan
Company Secretary

Hong Kong, 19th October, 2004

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                         i-CABLE Communications Limited


                                         By:  /s/ Samuel Wong
                                              ------------------------------
                                              Name:   Samuel Wong
                                              Title:  Chief Financial Officer

Dated: October 21, 2004